Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX June 13, 2023

IPERIONX TO PRODUCE TITANIUM COMPONENTS FOR FORD MOTOR COMPANY

IperionX Limited (NASDAQ:IPX, ASX: IPX) has agreed a Scope of Work (“SoW”) for the supply of titanium metal components for Ford Motor Company (“Ford”, NYSE: F) using IperionX’s unique 100% recycled, low-carbon titanium metal. Ford and IperionX have been actively collaborating to design, test and additively manufacture a series of high-quality titanium components for future Ford Performance production vehicles.

Ford Performance is the high-performance and racing division of the Ford Motor Company, well known for a leading range of performance cars such as the F150 Raptor, Bronco Raptor, Mustang Mach 1 and the Shelby GT500.  Ford aims to be the only manufacturer competing in Formula 1, Le Mans 24 Hours with Mustang GT3, WRC with the M-Sport Ford Puma Hybrid Rally1, Baja 1000 with Ranger Raptor and Bronco, and NASCAR and Supercars with Mustang.

This Ford SoW follows a detailed program of quality and strength testing of IperionX’s low-carbon, circular titanium metal. Ford’s Sustainability and Advanced Materials divisions undertook a range of testing procedures, verifying that IperionX’s titanium surpassed the required parameters set under ASTM International standards.

The titanium components are set to undergo a comprehensive “finishing study” to assess a range of potential surface finish of parts. The insights gained from this SoW will guide the final design, and unit costs, for a range of low-carbon titanium components for Ford Performance production vehicles.

Automotive parts made with titanium are notable for superior strength-to-weight ratios, high levels of corrosion resistance, outstanding durability and – unique to IperionX’s technologies – can be sustainably recycled at the end of the product life.  IperionX’s proprietary technologies can unlock significant sustainability benefits that are critical for a low-carbon, fully circular titanium automotive supply chain – attributes that can’t be achieved with any other known commercial titanium production process.

Ford recently joined the First Movers Coalition, a global initiative to harness the purchasing power and supply chains for innovative clean industrial materials technologies. The First Movers Coalition leverages the collective purchasing power from the 50+ foundation companies - that includes Volvo, Airbus, Apple, Amazon and Microsoft - to send a clear demand signal necessary to scale-up critical emerging technologies essential for the net-zero transition.

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Anastasios (Taso) Arima, IperionX CEO said:

“Ford has a commitment to achieve carbon neutrality by 2050. We are proud to partner with Ford to accelerate the deployment of a sustainable, circular titanium supply chain for the global automotive market.

Our low-carbon titanium metal is uniquely made with 100% recycled titanium and can significantly improve automotive supply chains by using high-strength titanium components with nearly half the weight of steel.

IperionX is re-shoring a lower cost and more sustainable U.S. titanium supply chain – shifting from a linear supply chain to a lower carbon, circular titanium supply chain – recycling titanium scrap to manufacture low carbon, high performance titanium components.  We are pleased that Ford has partnered with us to improve automotive supply chains and scale our low-carbon, circular, titanium business.”

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 704 461 8000

Appendix I: Key terms of Scope of Work

A SoW has been agreed with Ford, including key project deliverables, costs and timing, with activities undertaken under the SoW expected to be complete in Q3 2023. Work conducted by IperionX under the SoW is intended to be funded by a purchase order issued through GP&M, a purchase order management organization, with Ford Motor Co. as the end user, to a value of ~US$49,000. The provision of this funding is subject to IperionX’s acceptance of the purchase order and Ford’s global terms and conditions.

About IperionX

IperionX’s mission is to be the leading developer of low carbon titanium for advanced industries including space, aerospace, electric vehicles and 3D printing. IperionX holds an exclusive option to acquire breakthrough titanium technologies that can produce titanium products that are low carbon and fully circular. IperionX is producing titanium metal powders from titanium scrap at its operational pilot facility in Utah, and intends to scale production at a Titanium Demonstration Facility in Virginia. IperionX holds a 100% interest in the Titan Project, which has the largest JORC-compliant resource of titanium, rare earth and zircon rich mineral sands in the U.S.A.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.